UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-37532

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

c/o First Horizon National Corporation

165 Madison Avenue

Memphis, Tennessee 38103

(901) 523-4444

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.00 per share

Depositary Shares, each representing a 1/400th interest in a Share of 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share

Depositary Shares, each representing a 1/400th interest in a Share of 6.600% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share

Depositary Shares, each representing a 1/400th interest in a Share of 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $1.00 per share: Zero

Depositary Shares, each representing a 1/400th interest in a Share of 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share: Zero

Depositary Shares, each representing a 1/400th interest in a Share of 6.600% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share: Zero

Depositary Shares, each representing a 1/400th interest in a Share of 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, First Horizon National Corporation, as successor by merger to IBERIABANK Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 15, 2020

First Horizon National Corporation
As successor by merger to IBERIABANK Corporation

By:	/s/ William C. Losch III
	Name:	William C. Losch III
	Title:	Senior Executive Vice President and Chief Financial Officer